VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED

January 15, 2006

VIA FEDEX

Securities and Exchange Commiss
Division of Corporation Finance
Office of International Corporate F
100 F Street N.E.
Washington, D.C. 20549

07020354

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Very truly yours,

Corey L. Zarse

CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.17

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of number of securities quoted on ASX dated December 4, 2006.
- Henderson Group plc – Trading update dated December 4, 2006.
- Henderson Group plc – Voting Rights and Capital dated December 18, 2006.
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares
- Schedule 10 - Notification of Major Interests in Shares

Henderson Group plc

Update of number of securities quoted on ASX

4 December 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during November 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	501,970,566 At 31 October 2006 30,247,477 Net transfers 532,218,043 At 30 November 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the *acquisition* of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	532,218,043	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	901,971,684	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2006...........
(~~Director~~/Company Secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.

Henderson Group plc

Trading update

4 December 2006

Due to price and volume movements of Henderson Group plc (Group) securities listed on the Australian Stock Exchange (ASX) in the week of 27 November 2006, the ASX sought clarification of whether the Group was aware of any reasons for the price and volume movements. The Group responded on 4 December 2006 that it was not aware of any reasons for these price and volume movements. Both the questions from the ASX and the Group's responses are attached at the end of this announcement.

Notwithstanding this exchange of correspondence, the ASX is now seeking further immediate clarification of Henderson Group's expected earnings for the 12 months ending 31 December 2006.

In light of the additional clarification sought by the ASX, the Group is updating the market today with its financial results and business performance for the ten months ended 31 October 2006 (the latest available results) and current expectations for the business.

Business developments

The Group continues to make good progress in 2006. We completed our second capital return of approximately £200 million and paid an interim dividend of 0.88 pence per share on 24 October. Most of the surplus cash held in Corporate has therefore been returned to shareholders and the return on Corporate cash is expected to fall commensurately. Corporate costs, including the £2 million one-off legal costs incurred in the first half of 2006, are expected to be approximately £11 million for the full year 2006, slightly lower than the £12 million previously anticipated.

As regards investment performance in Henderson Global Investors (Henderson), most of the higher margin business areas are performing well. Encouragingly, investment performance in UK retail and the Institutional book of business is showing signs of improvement. Overall, we remain confident that we have the right investment talent and team structure in place.

From 1 July to 31 October 2006, net flows into higher margin specialist product areas were £0.7 billion (1H2006: £2 billion). In the same period, net outflows from the lower margin institutional book were £0.3 billion (1H2006: £2.9 billion outflow) and from the Pearl closed books were £2.3 billion (1H2006: £1.5 billion outflow). These outflows were offset by positive market movements of £3.0 billion (1H2006: £0.2 billion) resulting in total assets under management of £64.2 billion at 31 October 2006 compared to £63.1 billion at 30 June 2006.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Pearl has also indicated that it will be withdrawing all of its non-profit annuity assets of approximately £4.3 billion before 31 December 2006. We earn low margins (approximately 6bps) on these assets and this withdrawal will result in no revenue impact in 2006 and limited impact thereafter. In addition, as foreshadowed by the revised Investment Management Agreements (IMAs) announced in June 2006, the management of direct property investments (AUM: £450 million, included in the £2.3 billion outflow reported above) transferred back to Pearl in October and management of the European private equity funds (AUM: £150 million) is expected to transfer back to Pearl. The IMAs and other related agreements revised with Pearl in June 2006 allow Pearl flexibility to withdraw and/or re-allocate assets between investment capabilities. Although Henderson cannot predict future movements in Pearl funds, if actual fees fall below certain thresholds, Pearl has agreed to pay compensation payments to Henderson to make good the shortfall, until April 2015.

Revenues gained from the inflows into the higher margin business areas continue to offset revenues lost from the outflow of lower margin assets. Henderson remains on track to meet its cost to income ratio target of 73% for the full year 2006. Excluding one-off costs of approximately £8 million before tax associated with restructuring the business in the second half of 2006, we currently expect Group net profit before tax from continuing operations for the full year 2006 to be between £78 million and £82 million, compared to £63.4 million for the full year 2005. This range assumes that investment markets do not change materially from current levels. Henderson also remains confident of reaching its cost to income ratio target of 70% for 2007.

Tax

Due to a better than expected outcome from recent discussions with the UK tax authorities on prior year tax issues, the Group now anticipates reporting an effective tax rate of approximately 15% for both continuing and all operations for the full year 2006 (reduced from 18% anticipated at the half year).

Subject to negotiations with the UK tax authorities, we expect the effective tax rate for continuing operations to range between 10% and 15% for the next two or three years, before reverting to the expected rate, i.e. 30%, in 2009 or 2010.

Laing

The acquisition of John Laing plc by Henderson Infrastructure Holdco is subject to approval of John Laing's shareholders at an Extraordinary General Meeting on 5 December 2006. This transaction also remains subject to UK Court approval later this month. Should the transaction be approved and complete, Henderson expects to earn incremental gross investment management fees of approximately £8 million per annum, before associated costs and tax.

Banca Popolare Italiana (BPI)

The market value of the Group's investment in BPI on 1 December 2006 was £80.1 million, compared to £56.8 million at 30 June 2006 and a book cost of £54.4 million. The gain on this investment is, as yet, unrealised and will therefore be accounted for in the Group's 2006 Statement of Recognised Income and Expenditure (SORIE) rather than the profit and loss account. The merger proposal announced by BPI and Banco Popolare di Verona e Novara in October 2006 is expected to be put to their shareholders in the first half of 2007. If approved and completed, the merger will result in a realisation of the gain in the Group's investment in BPI.

Capital

Certain provisions of the new Capital Requirements Directive will become effective on 1 January 2007. The remainder will follow from 1 January 2008. The Group

continues to expect no significant change in its regulatory capital requirement of approximately £80 million.

The Group also continues in discussions with the FSA regarding a waiver from consolidated supervision. The goodwill amount on the Group's balance sheet (£225 million at 31 October 2006) will be eligible as capital should this waiver be obtained.

The Group will update the market further on capital planning, including gearing of the balance sheet, when its full year 2006 results are released on 28 February 2007.

For further information:

www.henderson.com or

Investor enquiries

Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801

Australia – Cannings
Gloria Barton +61 2 9252 0622

ASX

1 December 2006

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0441
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

David Rippon
Corporate Office Executive
Henderson Group plc - Australian Branch
Level 25, Chifley Tower
SYDNEY NSW 2000

By email: david.rippon@henderson.com

Dear David,

Henderson Group PLC (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $2.83 on 27 November 2006 to a high of $3.17 today. ASX has also noted an increase in volume over that period

In light of the price change and increased volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit before abnormal items and income tax so that the figure for the financial year ended 31 December 2006 would vary from the previous full year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit for the full year ended 31 December 2006? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **stephen.small@asx.com.au** or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the commencement of trading (ie **before 9.30 a.m. A.E.S.T) on Monday, 4 December 2006.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Stephen Small
<u>Adviser, Issuers (Sydney)</u>

Direct Line: (02) 9227 0441

Henderson Group plc

Level 25, Chifley Tower
2 Chifley Square
Sydney NSW 2000
PO Box R1701
Royal Exchange NSW 1225
AUSTRALIA

Telephone +61 2 9231 8604
Facsimile +61 2 9231 8609

4 December 2006

Stephen Small
Adviser, Issuers (Sydney)
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

By email: Stephen.Small@asx.com.au

Dear Stephen

I refer to your letter dated 1 December 2006 regarding recent movements in Henderson Group's share price. Our responses to the questions raised in your letter are as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. Not applicable.

3. The Company does have reason to expect that the operating profit before abnormal items and income tax for the financial year ended 31 December 2006 may exceed that from the previous full year by more than 15%.

   We believe that the market has been made aware of this by the improved net profit before tax from continuing operations reported for the six months ended 30 June 2006 and from the outlook statement included within the first half 2006 results presentation and Appendix 4D released to the market on 25 August 2006.

4. There is no reason to think that the Company may record any material abnormal or extraordinary profit for the full year ended 31 December 2006.

5. The Company is aware of a number of recent analyst reports that include favourable comment regarding the Company's prospects and the outlook for the share price.

6. The Company believes that it is in compliance with the ASX listing rules and, in particular, listing rule 3.1.

Yours sincerely

David Rippon
Corporate Office Executive

Henderson Group plc

ABN. 30 106 988 836
Registered in England No 2072534
Registered Office: 4 Broadgate London EC2M 2DA

Henderson Group plc

Voting Rights and Capital

18 December 2006

In conformity with the UK Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Henderson Group plc's capital consists of 902,004,831 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc is 899,632,432.

The above figure 899,632,432 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

For further information:

Wendy King
Henderson Group plc
Deputy Company secretary
+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Nominees (ARF)	4,809,230
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (GSF)	16,250,417
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICAS)	2,182,399
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICIS)	7,101,205
Cogent Nominee Pty Limited (NSWTC)	1,566,541
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (PCEF)	5,534,392
Permanent Trustee Australia Ltd <SMF 0013> (SMF)	740,925
National Australia Custodian Services A/C 3093-15 TSPPAE (TEL)	3,431,151
Perpetual Trustee Company Ltd (T2)	780
National Australia Custodian Services A/C CBPFAE / 5267 -15 (PMCBUS)	2,977,922
JP Morgan Chase Nominees A/C 20004 (PMHOST)	1,237,795
National Australia Custodian Services A/C 9498-10 (PMSTA)	2,929,191
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C (QITE2)	103,015
Citicorp Nominees Pty Ltd (PMCGSF)	1,781,807
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	
Citicorp Nominees Pty Ltd A/C EASS04 (CBAISF)	6,339,877
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	47,718,798
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWGAF)	4,470,665
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWSPF)	532,331
JP Morgan Chase Nominees A/C 32512 (PIACT)	886,895
National Australia Custodian Services A/C FNPEAE/9353-16 (PIFIJI)	342,858
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	385,664
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <SSREN A/C>	192,753
JP Morgan Chase Nominees A/C 33112 (PIHEST)	2,202,982
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	363,726
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <PCREN A/C>	142,584
Cogent Nominee Pty Limited A/C WTXME6 (PIEFM6)	5,678,362
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWCPF)	924,868
JP Morgan Chase Nominees A/C 34893 (PISTCF)	808,553
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQLS)	1,989,984

National Australia Custodian Services A/C CDPMUT/8536-28 (PICATS)	914,913
UBS Nominee Pty Ltd <Prime Broking A/C> (PIEATF)	5,836
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQMN)	179,981

5. Number of shares / amount of stock acquired

706,416

6. Percentage of issued class

0.08%

7. Number of shares / amount of stock disposed

9,967,793

8. Percentage of issued class

1.11

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

7 December 2006

12. Total holding following this notification

124,728,400

13. Total percentage holding of issued class following this notification

13.83%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

7 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Nominees (ARF)	4,222,014
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (GSF)	14,750,959
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICAS)	2,009,078
RBC Global Services Australia Nominees Pty Limited <PIIC A/C> (ICIS)	6,703,892
Cogent Nominee Pty Limited (NSWTC)	1,388,425
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> (PCEF)	4,976,318
Permanent Trustee Australia Ltd <SMF 0013> (SMF)	657,571
National Australia Custodian Services A/C 3093-15 TSPPAE (TEL)	3,030,671
Perpetual Trustee Company Ltd (T2)	780
National Australia Custodian Services A/C CBPFAE / 5267 -15 (PMCBUS)	2,673,370
JP Morgan Chase Nominees A/C 20004 (PMHOST)	1,111,118
National Australia Custodian Services A/C 9498-10 (PMSTA)	2,604,501
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C (QITE2)	162,015
Citicorp Nominees Pty Ltd (PMCGSF)	1,581,915
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	
Citicorp Nominees Pty Ltd A/C EASS04 (CBAISF)	6,010,901
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	45,105,610
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWGAF)	3,998,388
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWSPF)	482,207
JP Morgan Chase Nominees A/C 32512 (PIACT)	796,113
National Australia Custodian Services A/C FNPEAE/9353-16 (PIFIJI)	307,535
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	318,707
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <SSREN A/C>	192,753
JP Morgan Chase Nominees A/C 33112 (PIHEST)	1,977,485
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	328,394
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	
RBC Global Services Australia Nominees Pty Limited <PCREN A/C>	142,584
Cogent Nominee Pty Limited A/C WTXME6 (PIEFM6)	5,371,051
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWCPF)	924,868
JP Morgan Chase Nominees A/C 34893 (PISTCF)	808,553
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQLS)	1,989,984

National Australia Custodian Services A/C CDPMUT/8536-28 (PICATS)	821,016
UBS Nominee Pty Ltd <Prime Broking A/C> (PIEATF)	4,914
UBS Nominee Pty Ltd <Prime Broking A/C> (PIWQMN)	179,981

5. Number of shares / amount of stock acquired

59,000

6. Percentage of issued class

0.01%

7. Number of shares / amount of stock disposed

9,153,729

8. Percentage of issued class

1.01%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

12 December 2006

12. Total holding following this notification

115,633,671

13. Total percentage holding of issued class following this notification

12.82%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

12 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

IOOF Holdings Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Glen Feben	639
Vicki Feben	575
Perpetual Trustee	1,000
Westpac Custodian Nominees	2,417,941
JB WERE	313,456
State Street Aust Limited	9,633,092
National Custodian Services	46,617,448
National Custodian Services	23,811
IOOF Investment Management Limited	11,516
JP Morgan	15,522,719
JP Morgan	551,775
Citigroup	8,144,911
BNP	3,272,508
ASGARD Capital Management	87,913

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

-

9. Class of security
Ordinary Shares

10. Date of transaction

Various

11. Date company informed

15 December 2006

12. Total holding following this notification

86,599,304

13. Total percentage holding of issued class following this notification

9.608%

14. Any additional information

IOOF Holdings Limited has acquired Perennial Investment Partners.

Part of the reduction in holdings may be due to the return of capital by the Company earlier in the year.

15. Name of contact and telephone number for queries

MRS W J KING – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

MRS W J KING – DEPUTY COMPANY SECRETARY

Date of notification

18 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	9,056,538
R C Greig Nominees Ltd	29,081
Barclays Capital Nominees Ltd	6,793,768
Chase Nominees Ltd	1,063,955
Citibank	39,199,471

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class
-

9. Class of security
Ordinary Shares of 10p

10. Date of transaction

Not known

11. Date company informed

19 December 2006

12. Total holding following this notification

56,142,813

13. Total percentage holding of issued class following this notification

6.22%

14. Any additional information

\-

15. Name of contact and telephone number for queries

MRS W J KING – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

MRS W J KING – DEPUTY COMPANY SECRETARY

Date of notification

19 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

ING Australia Holdings Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the entity above and associated companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ANZ Managed Investments Limited	10,217,581
ANZ Nominees Limited	14,514,661
Cogent Nominees Pty Limited	1,419,649
Premier Nominees	179,180
Citicorp Nominees Pty Limited	1,288,830
Cogent Nominees Pty Limited	1,507,546

5. Number of shares / amount of stock acquired

29,127,477

6. Percentage of issued class

3.24%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares

10. Date of transaction

Not known

11. Date company informed

20 December 2006

12. Total holding following this notification

29,127,477

13. Total percentage holding of issued class following this notification

3.24%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

20 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the entity above and subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not known

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 10 pence

10. Date of transaction

Not known

11. Date company informed

22 December 2006

12. Total holding following this notification

105,395,611

13. Total percentage holding of issued class following this notification

11.715%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King – 020-7818-4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

22 December 2006